ROCSOP-OPPENHEIMER CASH RESERVES

Net investment income (loss) and net realized gain (loss) may differ for financial statement and tax purposes. The character of dividends and distributions made during the fiscal year from net investment income or net realized gains may differ from their ultimate characterization for federal income tax purposes. Also, due to timing of dividends 1. SIGNIFICANT ACCOUNTING POLICIES Continued and distributions, the fiscal year in which amounts are distributed may differ from the fiscal year in which the income or net realized gain was recorded by the Fund. Accordingly, the following amounts have been reclassified for July 31, 2003. Net assets of the Fund were unaffected by the reclassifications.

TO (FROM)       FROM                            NET
ORDINARY        CAPITAL         TAX RETURN      INVESTMENT
INCOME (LOSS)   GAIN(1)         OF CAPITAL      LOSS
$--             $586            $--             $--

1. $586, all of which was long-term capital gain,was distributed in connection with Fund share redemptions.